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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                          (Amendment No. ________)*


                                MEDIRISK, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 584794 10 9
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                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                              Page 1 of 4 pages
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CUSIP NO. 584794 10 9              SCHEDULE 13G        PAGE   2   OF   4   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                CHASE MANHATTAN BANK, AS TRUSTEE FOR SEARS PENSION TRUST,
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
                NEW YORK
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                          522,745 (SEE TEXT OF ITEM 4)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                         522,745 (SEE TEXT OF ITEM 4)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                522,745 (SEE TEXT OF ITEM 4)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                12.7
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
                EP
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



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ITEM 1.

        (a)  Name of Issuer: MEDIRISK, INC.

        (b)  Address of Issuer's Principal Executive Offices:
             TWO PIEDMONT CENTER, SUITE 400, 3565 PIEDMONT ROAD, N.E., ATLANTA, GEORGIA 30305-1502

ITEM 2.

        (a)  Name of Person Filing

             (i)    CHASE MANHATTAN BANK, N.A., AS TRUSTEE OF SEARS PENSION
                    TRUST

        (b)  Address of Principal Business Office or, if none, Residence

             (i)    4 CHASE METROTECH CENTER, 18TH FLOOR, BROOKLYN, NEW YORK
                    11245

        (c)  Citizenship

             (i)    NEW YORK

        (d)  Title of Class of Securities

             (i)    COMMON STOCK

        (e)  CUSIP Number

             (i)    584794109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13-D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

        (a)  [ ]  Broker or Dealer registered under Section 15 of the Act

        (b)  [ ]  Bank as defined in section 3(a)(6) of the act

        (c)  [ ]  Insurance Company as defined in section 3(a)(19) of the act

        (d) [ ] Investment Company registered under section 8 of the Investment Company Act

        (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

        (f) [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

        (g) [ ] Parent Holding Company, in accordance with section 240.13d-1(b)(ii)(G) (Note: See Item 7)

        (h)  [ ]  Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

ITEM 4. OWNERSHIP

        (a)  Amount Beneficially Owned
                  522,745, of which 425,305 are owned directly and 97,440 are issuable upon the exercise of certain warrants with an exercise price of $1.54 per share.

        (b)  Percent of Class
                  12.7%

        (c)  Number of shares as to which such person has:
             (i)   sole power to vote or to direct the vote
                   522,745

             (ii)  shared power to vote or to direct the vote


             (iii) sole power to dispose or to direct the disposition of
                   522,745

             (iv)  shared power to dispose or direct the disposition of
                   522,745


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ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

       CHASE MANHATTAN BANK SERVES AS THE TRUSTEE FOR THE SEARS PENSION TRUST

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

       NOT APPLICABLE

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

       NOT APPLICABLE

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

       NOT APPLICABLE

ITEM 10. CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                   CHASE MANHATTAN BANK, N.A., AS TRUSTEE
                                   OF THE SEARS PENSION TRUST

                                                       2-7-97
                                   ____________________________________________
                                                      Date
                                   /s/ Rose M. Serels
                                   ____________________________________________
                                                      Signature
                                   Rose M. Serels, Vice President
                                   ____________________________________________
                                                      Name/Title


The Chase Manhattan Bank, has executed this Agreement in its capacity as Trustee ("Trustee") of the Sears Pension Plan ("Trust") acting hereunder in such capacity pursuant to the directions of ABN-AMRO Chicago Corporation, in accordance with the terms of the Trust and without limiting the generality of the foregoing, any representations or statements made herein have been made for and on behalf of the Trust in accordance with the directions of ABN-AMRO
Chicago Corporation.


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